SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~ANNUAL AUDITED REPORT~~

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sabadell Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 South Biscayne Blvd. Suite 3301

(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer (561) 784 - 8922

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLC   Ramirez, Jose

(Name – if individual, state last, first, middle name)

1441 Brickell Ave. Suite 1100	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.





12014719

OATH OR AFFIRMATION

I, _Gustavo Cano_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Sabadell Securities USA, Inc,_ , as of _December 31st_ , 20_11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Sabadell Securities USA, Inc.
Index
December 31, 2011



pwc

Report of Independent Certified Public Accountants

To the Board of Directors of
Sabadell Securities USA, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Sabadell Securities USA, Inc. (the "Company"), a wholly owned subsidiary of Banco Sabadell S.A., at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, 1441 Brickell Avenue, Suite 1100, Miami, FL 33131
T: (305) 375 7400, F: (305) 375 6221, www.pwc.com/us

Sabadell Securities USA, Inc.
Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	1,805,921
Deposit with clearing broker		100,001
Deferred tax asset		82,986
Income tax receivable		19,051
Prepaids and other assets		60,361
Total assets	$	2,068,320
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$	32,378
Total liabilities		32,378
Stockholder's equity		
Common stock, $10 par value,		
1,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		790,000
Retained earnings		1,235,942
Total stockholder's equity		2,035,942
Total liabilities and stockholder's equity	$	2,068,320

The accompanying notes are an integral part of these financial statements.

2

Sabadell Securities USA, Inc.
Statement of Operations
Year Ended December 31, 2011

Revenues		
Commissions	$	2,918,916
Interest		1,218
Total revenues		2,920,134
Expenses		
Employee compensation and benefits		692,940
Fees and services		750,086
Professional fees		134,019
Telecommunications and data processing		66,673
Occupancy		25,416
Interest expense		16,585
Other expenses		62,972
Total expense		1,748,691
Income before income taxes		1,171,443
Income tax expense		452,727
Net income	$	718,716

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock		Additional Paid - In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2010	1,000	$ 10,000	$ 790,000	$ 517,227	$ 1,317,227
Net income	-	-	-	718,716	718,716
Balance at December 31, 2011	1,000	$ 10,000	$ 790,000	$ 1,235,942	$ 2,035,942

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities		
Net income	$	718,716
Adjustments to reconcile net income to net cash provided by operating activities		
Deferred taxes		6,129
Changes in:		
Prepaids and other assets		(31,534)
Accrued expenses and other liabilities		(251,720)
Net cash provided by operating activities		441,591
Net increase in cash		441,591
Cash		
Beginning of year		1,364,330
End of year	$	1,805,921
Supplemental cash flow disclosures:		
Income tax payments	$	521,000

The accompanying notes are an integral part of these financial statements.

1. **Organization and Summary of Significant Accounting Policies**

    Sabadell Securities USA, Inc. (the "Company"), a wholly owned subsidiary of Banco Sabadell S.A., was incorporated on May 23, 2008, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's registration with FINRA was effective as of May 21, 2009. The operations start date was February 24, 2010, upon receiving approval from the Federal Reserve to commence operations. On October 26, 2010, the Company received FINRA approval for an expansion of certain business lines including: mutual fund retailer, municipal securities broker, private placements of securities, and investment advisory services.

    The Company provides introductory brokerage and investment services primarily for customers of Banco Sabadell S.A. and its subsidiaries. Custody of securities owned by customers of the Company and all security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statement of operations.

    The Company evaluates subsequent events through the date of issuance. These financial statements considered subsequent events through February 27, 2012 the date the financial statements were available to be issued.

    Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash
    Cash consists of cash in banks which is held primarily at one major U.S. financial institution and firm accounts at the clearing institution. As of December 31, 2011 cash held in foreign currencies amounted to $11,402 mainly denominated in Euros. There is also a deposit held with the clearing institution in accordance with the clearing agreement. These funds are considered restricted cash and are presented in the Statement of Financial Condition as Deposit with Clearing Broker.

    Customers' securities transactions
    Customers' securities transactions and the related riskless principal trading, commissions, brokerage fees revenues, and expenses are recorded on trade date. Receivable from customers and payable to brokers, if any, represent security transactions that have not settled.

    Income Taxes
    The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to account for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, management believes, it is more likely than not that the deferred tax asset will not be realized.

6

Net Capital Requirements
The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $1,876,914, which was $1,871,914 in excess of the minimum amount required of $5,000.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3").
Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

2. **Cash Segregated Under Federal Regulations**

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

3. **Related Party Transactions**

The Company entered into a Management Agreement with Banco Sabadell S.A. – Miami Branch (the "Branch") that commenced on May 1, 2009 and is periodically amended and restated. Under this agreement, certain expenses were paid to the Branch and are considered related party transactions.

Included in the statement of operations are revenues and expenses resulting from various securities trading and financing activities with certain affiliates, as well as fees for administrative services performed by the Company under the terms of various agreements.

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2011:

Revenues		
Commission revenue	$	2,918,916
Total revenues	$	2,918,916
Expenses		
Employee compensation and benefits		692,940
Fees and services		30,000
Occupancy		25,416
Total expenses	$	748,356

Sabadell Securities USA, Inc.
Notes to the Financial Statements
December 31, 2011

4. Income Taxes

The components of the income tax (benefit) provision are as follows for the year ended December 31, 2011:

Current:		
Federal and State	$	446,598
Deferred:		
Federal and State		6,129
	$	452,727

At December 31, 2011, the Company's deferred tax asset (liability) consists of the following tax-effected temporary differences:

Deferred tax assets		
Accrued professional fees	$	11,304
Capitalized start-up expenditures		92,278
		103,582
Deferred tax liability		
Prepaid expenses		(20,596)
Net deferred tax asset	$	82,986

The deferred tax provision consists of income tax related to differences between the tax basis of assets and liabilities and their financial reporting amounts.

The difference between the federal statutory rate and the Company's effective tax rate is primarily due to the state income tax.

Supplemental Schedules

Sabadell Securities USA, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Schedule I

Computation of Net Capital

Total stockholder's equity	$	2,035,942
Deductions/charges:		
Non-allowable assets:		
Deferred tax asset		82,986
Income tax receivable		19,051
Prepaid expenses		54,728
Other assets		1,493
Haircut on foreign currency positions		769
Total deductions and/or charges		159,028
Net capital		1,876,914

Computation of Basic Net Capital Requirement

Minimum net capital required		5,000
Excess of net capital	$	1,871,914

Computation of Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable	$	3,078
Accrued expenses and other liabilities		29,300
Total aggregate indebtedness	$	32,378
Ratio of aggregate indebtedness to net capital		0.02

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k (2) (ii).

Reconciliation of Company's capital computation and Company's unaudited Part II of Form X-17A-5 as of December 31, 2011:

Net capital as reported in Company's (unaudited)		
Part IIA of Form X-17A-5 Focus Report	$	1,862,897
Adjustment to record additional tax liability		14,017
Net capital per the preceding	$	1,876,914

Sabadell Securities USA, Inc.
Computation for Determination of Reserve Requirements for Broker-Dealers
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011   Schedule II

The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).



pwc

Report of Independent Certified Public Accountants
on Internal Control Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Board of Directors of
Sabadell Securities USA, Inc.

In planning and performing our audit of the financial statements of Sabadell Securities USA, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2012



pwc

Report of Independent Certified Public Accountants

To the Board of Directors of
Sabadell Securities USA, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Sabadell Securities USA, Inc. for the year ended December 31, 2011 which were agreed to by Sabadell Securities USA, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Sabadell Securities USA, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for Sabadell Securities USA, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
   a. Payments dated August 2, 2011 and February 27, 2012 were compared to check stubs provided by management. Reviewed check #2054 and #2102 in the amounts of $3,676 and $2,796, respectively. Noted no differences.

2. Compared the Total Revenue amount reported on page 7, line 12 of the audited Form X-17A-5 for the year ended December 31, 2011 to the Total revenue amount of $2,920,134 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deduction on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $330,069 to the Clearing charges account on the 2011 Trial Balance provided by management.

PricewaterhouseCoopers LLP, 1441 Brickell Avenue, Suite 1100, Miami, FL 33131
T: (305) 375 7400, F: (305) 375 6221, www.pwc.com/us



4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $2,588,847 and $6,472, respectively, of the Form SIPC-7T. Noted no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2010 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Sabadell Securities USA, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2012